Exhibit 4.3(b)

CERTIFICATE OF AMENDMENT

TO PLAIN ENGLISH WARRANT AGREEMENT

THIS CERTIFICATE OF AMENDMENT (the “Certificate”) is provided by RELYPSA, INC., a Delaware corporation (the “Company”) to TriplePoint Capital LLC, the holder of a warrant to purchase 450,000 shares of the Company’s Series A Preferred Stock (“Series A Preferred”) pursuant to that certain Plain English Warrant Agreement dated as of May 22, 2008 (the “Warrant”). Unless otherwise defined, any capitalized terms in this Certificate shall have the same meanings assigned to such terms in the Warrant.

WHEREAS, on September 3, 2010, the Company consummated the initial closing of the sale and issuance of its Series B-1 Preferred Stock, and in conjunction therewith, certain stockholders of the Company were entitled to exchange their holdings of Series A Preferred (and rights to acquire Series A Preferred) for the Company’s newly authorized Series A-1 Preferred Stock.

NOW, THEREFORE, the Warrant is subject to the following terms and conditions:

1. Adjustment of Shares. Effective as of September 3, 2010, the Warrant shall be exercisable for 450,000 shares of Series A-1 Preferred Stock of the Company, and all references to the “Warrant Stock” shall refer to the Company’s Series A-1 Preferred Stock.

2. Terms of Warrant. Except as set forth herein, all the terms and conditions of the Warrant shall remain in full force and effect.

IN WITNESS WHEREOF, the Company has executed this Certificate of Amendment as of September 20, 2010.

RELYPSA, INC.

By:	/s/ Ronald Krasnow
Ronald Krasnow
Senior Vice President and General Counsel

ACKNOWLEDGED AND RECEIVED BY:

TRIPLEPOINT CAPITAL LLC

By:	/s/ Sajal Srivastava

Name:	Sajal Srivastava

Title:	COO